UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on December 23, 2009.

Exhibit 1

Omega Navigation Enterprises, Inc. Announces its Joint Venture company Megacore Shipping Ltd will Take Delivery of Newbuilding Product Tankers pursuant to an amended Agreement with Hyundai Mipo Dockyard

Athens, Greece, December 23, 2009: Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it has formed an equal partnership (50/50) joint venture company with Topley Corporation, a wholly owned subsidiary of Glencore International AG (Glencore).  The name of the joint venture company is Megacore Shipping Ltd. Companies owned by Omega and the Glencore group have novated their respective original shipbuilding contracts entered into with Hyundai Mipo, consisting in total of 10 newbuilding 37,000 dwt product/chemical carriers (MR1s) (5 vessels each partner), to companies wholly owned by Megacore.  This order has now been converted to two 37,000 dwt product/chemical tankers (MR1s) and seven 75,000 dwt. product/oil tankers (LR1s) while one MR1 vessel has been suspended and remains as an option for Megacore to exercise in the future. The original delivery schedule of eight vessels in 2010 and two vessels in the beginning of 2011 has been amended to three vessels in 2010 four in 2011 and two in 2012. The overall aggregate purchase cost based on contract price has remained similar to the original contracts, while the amount of equity that would need to be invested based on vessels assessed fair market values has been reduced.

All nine vessels will be owned by companies fully owned by Megacore, with Omega providing the technical, operating and administrative services and ST Shipping (wholly owned subsidiary of Glencore) providing commercial management. The first of these vessels will be delivered during the first quarter of 2010 and has secured a three year time charter with NYK lines which was announced previously. Also, Omega had previously announced financing commitments on its newbuildings and has transferred these commitments to Megacore.

Omega President and CEO George Kassiotis commented,  “We are very pleased to have entered this joint venture with a very strong partner and thus reinforce the already strong relationship with the Glencore group. Megacore will allow Omega to enjoy significant operating and commercial synergies with one of the largest commodities trading companies in the world. The joint venture will have access to Glencore’s global trading network and system cargoes and ST Shipping’s commercial chartering experience and will enable us to deploy collectively with our partner a fleet of vessels with significant scale and geographic coverage. Also, the amendment of the newbuilding order has allowed Omega to better manage its capital exposure in this very difficult operating and credit environment. In addition, by spreading the deliveries into 2010, 2011 and 2012, while maintaining the same pre delivery payment terms it allows time for a market recovery and extends out our required cash outlays for the vessels. It is apparent that our 2010 equity requirements have thus been significantly reduced. The conversion into LR1 vessels is also beneficial as the LR1 sector arguably has been the strongest sector in these difficult times both in terms of asset value as well as chartering rates demonstrating the market perception for strong fundamentals based on the increased use of longer haul routes.

This off balance sheet structure and revised delivery dates has enabled the Company to shore up its balance sheet and be better able to face these challenging economic times we are in.

The LR1 vessels have been contracted at a very high specification and we feel very happy to enjoy such a strong relation and good cooperation with a preeminent shipyard like Hyundai Mipo.

Megacore gives both Omega and the Glencore group a very strong platform to build upon going forward.”

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes nine double hull product tankers (one through a joint venture) with a carrying capacity of 559,358 dwt all of which are under time charter contracts with an average age of less than three years. In addition to the above mentioned nine newbuilding vessels the Company has also announced the purchase of an additional product tanker with a capacity of 47,000 dwt (through a joint venture) scheduled for delivery in the third quarter 2010. With the addition of these ten vessels, Omega's fleet will expand to 19 product tankers with a total deadweight capacity of 1,252,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Athens, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  December 23, 2009

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer